FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on November 12, 2007

EXHIBIT 1

Omega Navigation Enterprises, Inc. Reports Third Quarter 2007 Results

Piraeus, Greece, November 12, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the third quarter ended September 30, 2007.

The Company had previously announced the declaration of its quarterly cash dividend with respect to the third quarter of 2007 of $0.50 per share payable on November 30, 2007 to stockholders of record on November 15, 2007.

Omega Navigation Enterprises, Inc. was incorporated in the Marshall Islands in February 2005. On April 7, 2006, the Company successfully completed its Initial Public Offering of 12,000,000 Class A Common Shares at $17 per share raising a total of $204 million in gross proceeds.  Omega Navigation’s Class A Common Shares commenced trading on the NASDAQ National Market on April 7, 2006 and on the Singapore Exchange Securities Trading Limited on April 10, 2006.

Third Quarter 2007 Results

For the quarter ended September 30, 2007, Omega Navigation reported total revenues from continuing and discontinued operations of $19.2 million and Net Income of $4.5 million, or $0.30 per share, excluding a non cash book gain on a revaluation of warrants issued as a partial payment for two newbuilding vessels which were delivered earlier this year and a non-cash book loss on its interest rate collar.  Including these non cash items Net Income was $4.3 million, or $0.28 per share. The calculations of the above basic earnings per share treat all outstanding shares as if they were a single class. EBITDA for the third quarter of 2007 was $ 14.9 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Net Income included $1.3 million of revenues related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam and Omega Theodore.

Discontinued operations refer to the operation of the two dry bulk carriers that the Company agreed to sell in September 2006 and delivered on schedule to their new owners in January 2007.

The Company owned and operated an average of 8 vessels during the third quarter of 2007 versus an average of 7.6 vessels during the third quarter of 2006.  Excluding profit sharing, the Panamax product carriers earned an average time-charter equivalent rate of $25,047 per day per vessel during the third quarter of 2007, versus $25,110 during the third quarter of 2006.  The Handymax product tankers earned an average time charter equivalent (excluding profit sharing) of $ 20,777 per vessel per day during the third quarter of 2007, versus an average time charter equivalent of $20,673 per day during the third quarter of 2006.

Since the inception of the charters of the product tankers through the third quarter of 2007 the Company has received $3.9 million of cash generated from profit sharing agreements.  To date, the Company has recorded income of $ 3.4 million (including $1.1 million booked in the first quarter of 2007, $1.0 million in the second quarter of 2007 and $1.3, million in the third quarter of 2007).  The Company expects to receive approximately an additional $1.3 million in cash related to the profit sharing agreements and book to income approximately an additional $1.8 million in subsequent quarters, for voyages performed to date.

Operating expenses for the Handymax product tankers averaged $5,074 per day per vessel in the third quarter of 2007 versus $3,545 per day per vessel in the third quarter of 2006.  The higher expense level in 2007 related to the timing of some purchases as well as repairs and purchases related to the supply of bunkers which included some additives which created minor damage.  Panamax product tankers averaged operating expenses of $4,380 per day per vessel in the third quarter of 2007 versus $4,197 per day per vessel in the third quarter of 2006.  The Panamax product tankers operated for only 336 days and the Handymax vessels operated for 181 days in the third quarter of 2006, versus 552 and 184 days, respectively, in the third quarter of 2007.

Nine Months ended September 30, 2007 Results

For the nine months ended September 30, 2007, the Company recorded Net Income from continuing and discontinued operations of $ 10.8 million, or $0.71 per share, on total revenues, including continuing and discontinued operations of $51.5 million.

The Company owned and operated an average of 7.3 vessels in the first nine months of 2007 versus an average of 4.1 vessels in the first nine months of 2006.

The Panamax product carriers in the Company’s fleet earned an average time charter equivalent of $25,004 per vessel per day in the first nine months of 2007 versus $25,263 per vessel per day in the first nine months of 2006 (excluding any earnings from profit share agreements).  Handymax product tankers in the Company’s fleet earned an average of $20,798 per day per vessel in the first nine months of 2007 versus $20,596 per day per vessel in the first nine months of 2006.

Operating expenses for the Company’s Panamax product tankers averaged $4,566 per day per vessel, excluding any initial outfitting and pre-delivery expenses, in the first nine months of 2007 versus $4,399 per day per vessel in the first nine months of 2006.  Operating expenses for the Company’s Handymax product carriers were $4,603 per day per vessel in the first nine months of 2007 versus $3,620 per day per vessel in the first nine months of 2006.

The Panamax product carriers in the Company’s fleet only operated for 385 days in the first nine months of 2006 and the Handymax product carriers for only 185 days in the first nine months of 2006, versus  1,437 and 546 days, respectively, in the first nine months of 2007.

Fleet Developments

Current Fleet

Omega Navigation’s current fleet includes eight double hull product tankers with an aggregate carrying capacity of 512,358 dwt. All of the Company’s product tankers are employed under time charters having a minimum term of three years from their respective delivery dates and are chartered to established charterers including Norden, Glencore and Torm. Six of the eight product tankers have profit sharing arrangements which enable the Company to share in the charter market’s upside potential.

Newbuilding Contracts

On June 19, 2007, the Company announced that it had signed shipbuilding contracts with Hyundai Mipo Dockyard, to construct and acquire five newbuilding double hull Handymax product tankers each with a capacity of 37,000 dwt.  Four of these vessels are scheduled for delivery in 2010 with the fifth scheduled for delivery in early 2011.  The agreed purchase price is $44.2 million per vessel and the Company has received, less up front payment terms, than the Company believes to be industry standard.  The Company intends to fund the periodic progress payments with internally generated cash flow and debt.  With the addition of these five vessels Omega’s fleet will consist of 13 product carriers with a total deadweight capacity of 697,358 tons.

On March 27, 2007 and April 26, 2007 Omega Navigation took delivery from STX Shipbuilding Co., South Korea, of the Omega Emmanuel and the Omega Theodore, respectively, the two newbuilding Ice Class 1A Panamax double hull product tankers with a capacity of 73,000 dwt each, which the Company had previously agreed to acquire.

During January 2007, Omega Navigation delivered its two dry bulk carriers to their new owners. With this delivery and the above mentioned acquisition of the two Panamax Ice Class 1A product carriers, Omega Navigation has fulfilled its strategic vision of becoming a pure product tanker company.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented:  “

We are pleased to have concluded our sixth consecutive profitable quarter since our IPO in April 2006. We attribute our strong operational and financial results to our strategy of seeking predictable and stable cash flows through the long term employment of our vessels which continues to provide us downside protection in the freight rate environment. In addition, the fact that six of our eight product tankers have profit sharing  which enable us to share into the upside potential of the charter market and thereby help to maximize the return for our shareholders.

All of our vessels are under three year time charters with established charterers pursuant to which we have secured 100% of our operating days for 2007 and 2008 and 63% in 2009. The charters on the vessels delivered to us in March and April of this year extend to 2010.

We would like to reiterate that we are pursuing a strategy of prudent growth, expanding our revenue and profit generation capabilities and in this context, as we have already announced, we have contracted for five newbuilding product carriers from a very reputable shipyard in South Korea, to be delivered starting in the first quarter 2010 with the fifth scheduled for delivery for February 2011. We expect to take delivery of these vessels at a time when newbuilding berths for product tankers around the world are becoming increasingly hard to find.  In addition, the asset values for these vessels have already appreciated since we contracted them.

We remain optimistic about the long term fundamentals of the product tanker market, the area of our strategic focus. We believe that we enjoy strong competitive advantages in this market with our focused business strategy, our fleet of young high quality vessels, long term employment with established charterers, a solid but flexible capital structure and a strong management team, enabling us to continue delivering strong, stable and predictable results for our shareholders.”

Finally, we continued with our stable dividend policy, declaring our sixth consecutive quarterly dividend of $ 0.50 per common share.

Quarterly Dividend

On November 1, 2007 the Board of Directors of the Company approved the Company’s sixth consecutive quarterly dividend since it went public of $0.50 per common share, payable on November 30, 2007 to shareholders of record as of November 15, 2007.

Omega Navigation intends to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to the available cash from operations during the previous quarter after cash expenses, debt amortization and discretionary reserves.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented “We have now paid or declared on schedule six consecutive quarterly dividends since going public in the amount of $0.50 per common share, aggregating $3.00 per common share, and our next quarterly dividend declaration is anticipated for February 2008. Our overall objective is to pursue a strategy of disciplined growth, while at the same time implementing a stable, dividend payout. We believe this strategy will maximize shareholder value over the long term.  Our dividend policy enhances our Company’s ability to pay dividends to the public shareholders and is structured to enable all shareholders to share equally in our Company’s profitability and growth.  The Class B shares held by the initial shareholder, which were approximately 20.6% of the total outstanding shares, are subordinated in respect of paying dividends to the public shareholders.”

As of September 30, 2007, the Company had a debt to book capitalization ratio of 62%.  This level of leverage has allowed the Company to drawdown its revolving credit facility to partially finance the acquisition of its eighth product tanker, the newbuilding vessel Omega Theodore, which was delivered to the Company on April 26, 2007.

Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Number of vessels at end of period	6	4	2	2
Average age of fleet (in years)	2	2	1	0
Ownership days (1)	552	336	184	181
Available days (2)	552	336	184	181
Operating days (3)	552	336	184	181
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$13,826,103	$8,436,866	$3,822,940	$3,741,910
Time charter equivalent (TCE) rate $/day (5)(7)	25,047	25,110	20,777	20,673
Vessel operating expenses (net of predelivery expenses)	$2,418,015	$1,410,522	$933,632	$641,601
Daily vessel operating expenses $/day(6)	4,380	4,197	5,074	3,545

	Nine months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Number of vessels at end of period	6	4	2	2
Average age of fleet (in years)	2	2	1	0
Ownership days (1)	1,436.76	385	546	185
Available days (2)	1,436.76	385	546	185
Operating days (3)	1,436.76	385	546	185
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$35,925,253	$9,726,223	$11,355,851	$3,810,335
Time charter equivalent (TCE) rate $/day (5)(7)	25,004	25,263	20,798	20,596
Vessel operating expenses (net of predelivery expenses)	$6,560,027	$1,693,461	$2,513,188	$669,733
Daily vessel operating expenses $/day (6)	4,566	4,399	4,603	3,620

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any predelivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the three months ended September 30, 2007, pre-delivery expenses amounted to $0 million for Panamax product tankers and $0 for Handymax product tankers. For the nine months ended September 30, 2007, pre-delivery expenses amounted to $0.8 million for Panamax product tankers and $0 for Handymax product tankers. For the three months ended September 30, 2006, pre-delivery expenses amounted to $0.2 million for Panamax product tankers and $0.2 for Handymax product tankers. For the nine months ended September 30, 2006, pre-delivery expenses amounted to $0.3 million for Panamax product tankers and $0.3 for Handymax product tankers.

(7)

For the three months ended September 30, 2007 excludes $ 1.3 million of profit sharing revenue booked in the third quarter of 2007 on the “Omega Lady Sarah”, the “Omega Lady Miriam” and the “Omega Theodore”. For the nine months ended September 30, 2007 excludes $ 3.4 million of profit sharing revenue booked in the first, second and third quarter of 2007 on the “Omega Lady Sarah”, “Omega Lady Miriam” and “Omega Theodore”.

Fleet Profile and Employment:
The table below describes the profile and employment of the Company’s fleet as of today:

Vessel	Sister Ship (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Re-delivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(4)	Jul-09
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(5)	Jun-09
TOTAL (DWT):			512,358
Additional Handymax Vessels
TBN1	E	2010	37,000		Mar-10
TBN2	E	2010	37,000		July-10
TBN3	E	2010	37,000		Sept-10
TBN4	E	2010	37,000		Dec-10
TBN5	E	2011	37,000		Feb-11
Total (DWT):			185,000

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(4) Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5) Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S. The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(6) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

Conference Call and Webcast:

As previously announced, the Company’s management will host a conference call to discuss its third quarter 2007 results on November 13, 2007 at 10:00 A.M. EST.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Omega”.

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US),

0800 694 1503 (from the UK) or + 44 (0) 1452 586 513 (all other callers). Please quote “Omega”.

A telephonic replay of the conference call will be available until November 20, 2007 by dialing 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: 3663884#.

Slides and audio webcast: There will also be a live, and then archived, webcast of the conference call, through Omega Navigation’s website (www.omeganavigation.com) Participants into the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Omega Navigation Enterprises Inc

Consolidated Statement of Income

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

CONTINUING OPERATIONS
Revenues:
Voyage revenue	19,231	12,334	51,367	13,713

Expenses:
Voyage expenses	242	155	673	177
Vessel operating expenses	3,326	2,396	9,847	2,952
Depreciation and amortization	4,750	3,322	12,809	3,665
Management fees	297	285	823	300
Options’ premium	-	-	200	-
General and administrative expenses	1,157	841	3,521	1,541
Foreign currency (gains) / losses	44	(1)	62	13
Operating income	9,415	5,336	23,432	5,065

Other income (expenses)
Interest and finance costs	(5,163)	(3,372)	(13,758)	(4,039)
Interest income	284	238	1,605	1,692
Change in fair value of warrants settled liability	685	-	233	-
Loss on derivative instruments	(938)	(1,208)	(572)	(471)
Total other income /(expenses), net	(5,132)	(4,342)	(12,492)	(2,818)

INCOME FROM CONTINUING OPERATIONS	4,283	994	10,940	2,247

DISCONTINUED OPERATIONS
Income/(Loss) from discontinued operations of the bulk carrier fleet (including a gain on extinguishment of debt of $5 million in 2006)	-	1,587	(154)	9,216
Loss on disposal of dry bulk carrier vessels in 2006	-	(1,685)	-	(1,685)
INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	-	(98)	(154)	7,531

Net income	4,283	896	10,786	9,778

Omega Navigation Enterprises Inc

Consolidated Balance Sheet

(All amounts expressed in thousands of U.S. Dollars)

	September 30, 2007	December 31, 2006
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,624	3,862
Accounts receivable, trade	21	145
Inventories	552	504
Prepayments and other	547	518
Restricted cash	2,606	2,477
Vessels held for sale	-	81,468
Total current assets	13,350	88,974

FIXED ASSETS:
Vessels, net	465,988	350,288
Property and equipment, net	117	143
Advances for vessels’ acquisition and other vessel costs	22,418	200
Total fixed assets	488,523	350,631

OTHER NON CURRENT ASSETS:
Deferred charges	356	226
Restricted cash	5,000	4,000
Total other non current assets	5,356	4,226

Total assets	507,229	443,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	15,175	49,133
Accounts payable	1,006	1,496
Accrued and other current liabilities	2,487	1,129
Deferred revenue	1,719	2,719
Derivatives liability	929	313
Total current liabilities	21,316	54,790

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	289,590	188,944
Warrants settled liability	7,935	-
Total non-current liabilities	297,525	188,944

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock	151	151
Additional paid-in capital	196,901	196,590
Retained earnings/(Accumulated deficit)	(8,664)	3,356
Total stockholders’ equity	188,388	200,097
Total liabilities and stockholders’ equity	507,229	443,831

Omega Navigation Enterprises Inc

Consolidated Statement of Cash Flows

(All amounts expressed in thousands of U.S. Dollars-)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Cash flows from operating activities
Income from continuing operations	4,283	994	10,940	2,247

Net cash from continuing operating activities	9,579	7,182	25,359	9,310
Net cash from discontinued operating activities	-	2,217	(692)	5,975
Net cash from continuing and discontinued operating activities	9,579	9,399	24,667	15,285

Cash flows from investing activities
Net cash used in investing activities-continuing operations	(22,400)	(103,598)	(142,734)	(358,052)
Net cash provided by investing activities-discontinued operations	-	-	81,468	-
Net cash used in investing activities- continuing and discontinued operations	(22,400)	(103,598)	(61,266)	(358,052)

Cash flows from financing activities
Net cash provided by financing activities-continuing operations	3,757	35,625	79,755	350,432
Net cash used in financing activities-discontinued operations	-	-	(37,394)	(3,680)
Net cash provided by financing activities-continuing and discontinued operations	3,757	35,625	42,361	346,752

Net increase/(decrease) in cash and cash equivalents	(9,064)	(58,574)	5,762	3,985
Cash and cash equivalents at the beginning of the period	18,688	67,617	3,862	5,058
Cash and cash equivalents at end of period	9,624	9,043	9,624	9,043

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING OPERATIONS	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Net cash from operating activities	9,579	7,182	25,359	9,310
Net increase/(decrease) in current assets	(29)	(69)	123	1,030
Net decrease in current liabilities excluding bank debt	(49)	(1,517)	(618)	(3,830)
Stock based compensation	(136)	-	(311)	-
Write off of options’ premium	-	-	(200)	-
Change in fair value of warrants settled liability	685	-	233	-
Net interest (income)/expense	4,878	3,164	12,108	2,347
Amortization of financing costs	(78)	(102)	(220)	(127)
EBITDA	14,850	8,658	36,474	8,730

CONTINUING & DISCONTINUED OPERATIONS	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Net cash from operating activities	9,579	9,399	24,667	15,285
Net increase/(decrease) in current assets	(29)	(61)	(48)	859
Net decrease in current liabilities excluding bank debt	(49)	(1,462)	132	(3,057)
Gain on extinguishment of debt	-	-	-	5,000
Loss on sale of vessels	-	(1,685)	-	(1,685)
Stock based compensation	(136)	-	(311)	-
Write off of options’ premium	-	-	(200)	-
Change in fair value of warrants settled liability	685	-	233	-
Net interest (income)/expense	4,878	3,825	12,237	4,578
Amortization of financing costs	(78)	(120)	(261)	(151)
EBITDA	14,850	9,896	36,449	20,829

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt. These eight product tankers are chartered out under three-year period time charters. Furthermore, the company recently announced the signing of shipbuilding contracts to construct and acquire five newbuilding double hull Handymax product tankers each with a capacity of 37,000 dwt scheduled for delivery between March 2010 and early in 2011. With the addition of these five vessels, the Omega fleet will expand to 13 product tankers with a total deadweight capacity of 697,358 tons.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  November 12, 2007

  By:

 /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer